Exhibit (a)(1)(H)

The Bulldog-Ancora Group Amends its Tender Offer for Adams Natural Resources Fund

SADDLE BROOK, N.J. – June 15, 2020 – The Bulldog-Ancora Group, an entity formed by Bulldog Investors, LLC (“Bulldog”) and Ancora Advisors, LLC (“Ancora”), today announced that it has amended its modified Dutch auction tender offer to acquire up to $70 million worth of shares of Adams Natural Resources Fund, Inc. (NYSE: PEO) in order to set a fixed price of 88% of net asset value per share (“NAV”) at the close of the regular trading session of the New York Stock Exchange on the expiration date and to eliminate any processing fee.

The Offer and withdrawal rights, which were scheduled to expire on June 12, 2020, are now scheduled to expire at midnight (one minute after 11:59 p.m.), New York City time, on June 26, 2020, unless the Offer is further amended or extended.

Phillip Goldstein, a managing member of Bulldog, commented: “We are amending the Offer to assure shareholders that the net price they will receive for shares purchased in the Offer will be at a 12% discount from NAV compared to PEO’s average discount of 15.8% over the past two years and far below its widest discount of 27.6%.”

The Offer to Purchase, Letter of Transmittal and other Offer documents have been amended pursuant to Amendment No. 2 of the Schedule TO, as filed with the Securities and Exchange Commission on June 15, 2020. Shareholders of PEO may obtain a copy of all documents relating to the Offer, including Amendment No. 2 to the Schedule TO, at www.icommaterials.com/peo or by contacting InvestorCom at the number or email address below.

About Bulldog Investors

Bulldog Investors is an SEC-registered investment advisor that manages Special Opportunities Fund, Inc. (NYSE:SPE), a registered closed-end investment company, and separately managed accounts. Bulldog beneficially holds approximately 1.4% of the outstanding common stock of PEO.

About Ancora Advisors

Ancora Holdings Inc. is the parent company of three SEC-registered investment advisors including Ancora Advisors LLC which manages separately managed accounts, the Ancora Family of Mutual Funds, and private investment funds. Ancora’s clients hold approximately 8.5% of the outstanding common stock of PEO.

Contact:	InvestorCom John Glenn Grau, (203) 972-9300 ext. 110

jgrau@investor-com.com